Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

Nov. 25, 2024

REGISTRATIONS BRANCH
04

1. Check appropriate regulatory agency (ARA):

   A. ☐ Comptroller of the Currency

   B. ☒ Board of Governors of the Federal Reserve System

   C. ☐ Federal Deposit Insurance Corporation

   D. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker

   B. ☐ Government Securities Dealer

   C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice

   B. ☒ Amendment

24007849

4. A. Full name of the financial institution Goldman Sachs Bank USA

   B. Address of principal office of financial institution:

   200 West Street
   Address

   New York — NY — 10282
   City — State — Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   _____
   Address

   _____
   City — State — Zip Code

   D. Mailing address if different from (B) or (C):

   _____
   Address

   _____
   City — State — Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

   Steve Elia — Managing Director — 212-902-9041
   Name — Title — Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?   A. ☒ Yes   B. ☐ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
71 South Wacker Drive	Chicago	IL	60606	Sales
555 California Street	San Francisco	CA	94104	Sales
360 S Rosemary Ave	West Palm Beac	FL	33401	Sales

04/2013

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

See Attachment
_____
Last / First / Middle   Title

_____
Last / First / Middle   Title

_____
Last / First / Middle   Title

_____
Last / First / Middle   Title

_____
Last / First / Middle   Title

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

    A. ☐ Yes   B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. *The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.*

    Please print name and title of person executing this notice:

    Steven Thomas Elia
    _____
    Name (First, Middle, Last)

    Managing Director
    _____
    Title   11/21/24
    _____
    Signature   Date

Form G-FIN

Attachment

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Name:	Title:	Amendment:
Paul Chmiel	Managing Director	
Alison Flood	Managing Director	
Michael Hamilton	Managing Director	
Jordan Kaufman	Managing Director	
Stacy Mohr	Managing Director	
Sasha Munn	Managing Director	
Steve Orr	Managing Director	
Paul Antonios	Managing Director	
Joshua Banschick	Managing Director	
Leo Biselman	Managing Director	
Jake Caldwell	Managing Director	
Zachary Glasser	Managing Director	
Nitin Jagga	Managing Director	
Rajiv Kamilla	Managing Director	
Michael Leister	Managing Director	
Mark Romanczuk	Managing Director	
Maheshwar Saireddy	Managing Director	
Ryan Kelly	Managing Director	
Ilir Xholi	Managing Director	
Joseph Braik	Managing Director	
Arvind Giridhar	Managing Director	
Anshul Sehgal	Managing Director	
James Puccinelli	Managing Director	
Mike Mitchell	Managing Director	
Richard Chambers	Managing Director	
Chris Horvatin	Managing Director	
Muhammad Qubbaj	Managing Director	
Keith Cynar	Managing Director	
Marc Getman	Managing Director	
Phillip Lee	Managing Director	
Andrew Mcillroy	Managing Director	

Supplemental List of Non-Supervisory Associated Persons

Name	Title	Amendment
Manish Agarwal	Vice President	
Colin McReynolds	Vice President	
Robert Zhang	Vice President	
Shawn Du	Associate	
Kevin Cousin	Vice President	
Mark Flood	Vice President	
Mike Gentile	Vice President	
Jennifer Gust	Vice President	
Noam Liran	Vice President	
Michael Waterfield	Vice President	
Many Carter	Associate	
Kate DeWinter	Associate	
Karolina Laredo	Associate	
Ian Mooers	Associate	
Laura Rathjen	Associate	
Olivia Rosenberg	Associate	
Madeline Angelides	Analyst	
Katie Calvo	Analyst	
Nixon Chege	Analyst	
Michaela Ford	Analyst	
Marc Orazietti	Analyst	
Michael Battle	Vice President	
Rebecca Bayard	Vice President	
Joseph Grathwohl	Vice President	
Drew Hardt	Vice President	
Caroline Hayes	Vice President	
Emily Jiang	Vice President	
Matt Joy	Vice President	
Sameer Kamble	Vice President	
Jonah Kemp	Vice President	
William Lloyd	Vice President	
Gabriel Parra	Vice President	
Cayley Schafer	Vice President	
Nan Su	Vice President	
Melissa Watt	Vice President	
Natalie Byun	Associate	
Renato Curak	Associate	
Jordan Edwards	Associate	
Alyssa Farella	Associate	
Brian Forness	Associate	
Anna Gildea	Associate	
Carli Gogol	Associate	
Ben Grossman	Associate	
Ronnie Odlum	Associate	

Ebun Sofela	Associate	
Josh Thompkins	Associate	
Matthew Timo	Associate	
Virginia Xu	Associate	
Karen Yang	Associate	
Kelly Zhang	Associate	
Sarah Brady	Analyst	
Jake Greenwald	Analyst	
Rose Hall	Analyst	
Cole Jones	Analyst	
Austin Junger	Analyst	
Anjan Mani	Analyst	
Juliet Marchesani	Analyst	
Daniel McCutchen	**Analyst**	**Addition (See Note 1)**
Neha Nerevetla	Analyst	
Eli Pullaro	Analyst	
Nina Radman	Analyst	
Andrew Reis	Analyst	
Harsh Shah	Analyst	
Nicole Toft	Analyst	
Leonardo Zapparoli	Analyst	
Brendan Carney	Associate	
Will Hoefer	Analyst	
Ayush Sharma	**Analyst**	**Addition (See Note 1)**
Ross Harmon	Vice President	
Emmanuel Damas	Associate	
Ana Victoria Santanna De Otero	Associate	
Devin Warner	Vice President	
Elizabeth Ecker	Vice President	
Felipe Jaworski	Vice President	
Jeff O'Hare	Vice President	
Jenna Marget	Associate	
Ada Situ	Vice President	
Cristina Tessari	Vice President	
Julien Thomas	Vice President	
Mitchell Cornell	Associate	
Abigail Gorbett	Associate	
Aryaman Jain	Analyst	
Deen Hussain	Analyst	
Erica Dembowski	Vice President	
Jake Kanavy	Vice President	
Michael Torre	Vice President	
Maggie Burd	Associate	
Sorato Doken	Associate	
Marina Testani	Associate	
Radhe Melwani	Analyst	
Evan Kim	Analyst	
Brian Bingham	Vice President	

Christine Bernard	Associate	
Corinne Shi	**Associate**	
Cemre Ertas	Analyst	
Selina Xia	Analyst	
Brandon Brown	Vice President	
April Li	Vice President	
Andrew Mullen	Vice President	
Kyle Peterson	Vice President	
Mandisa Msipa	Associate	
Audrey Laude	Analyst	
Jeremy Baileys	Vice President	
Geoffrey Molnar	Vice President	
Dhawal Mehta	Associate	
Fatou Ndoye	Analyst	
Nicole Birkhold	Vice President	
Jonathan Coppola	Vice President	
Derek Kump	Vice President	
Vincent Mistretta	Vice President	
Alex Pompey	Vice President	
Aliya Saigol	Vice President	
Hayley Shaffer	Vice President	
Gerald Strabley	Vice President	
Duncan Webb	Vice President	
Johanna Mermer	Associate	
Erin Orourk	Associate	
Mariana Pylypiw	Associate	
Kent Anzano	Analyst	
Eli Baker	Analyst	
John Barback	Analyst	
Brian Bartal	Analyst	
Ishan Bhasin	Analyst	
Mike Cabra	Analyst	
Pedro Carvalho	Analyst	
Rex Eshirow	Analyst	
Margo Killey	Analyst	
Jake Kleinfeld	Analyst	
Sarah Skidmore	Analyst	
Dillon John	**Analyst**	**Deletion (See Note 2)**

Note 1: Form U-4 Provided

Note 2: Goldman Sachs & Co. LLC., an affiliate of Goldman Sachs Bank USA, will continue to maintain the referenced employee's FINRA registration in accordance with regulatory requirements